AURELIO REPORTS ADDITIONAL HIGH-GRADE ZINC INTERCEPTS FROM SOUTH COURTLAND AREA OF HILL COPPER-ZINC PROJECT

LITTLETON, COLORADO, December 20, 2007 News Release #07-25

Aurelio Resource Corporation (OTCBB : AULO, Frankfurt : F3RA) is pleased to announce further results from recent drilling in the South Courtland area of the Company's wholly-owned Hill Copper-Zinc Project, located in the Turquoise Mining District, Cochise County, Arizona.

These results continue to validate the company's South Courtland discovery, which remains open at depth, as well as to the west along an approximately 1-mile long strike length.. Table 1 shows results from four new holes drilled into a zinc-rich area of the South Courtland deposit. These are in addition to the South Courtland area drilling results reported since July (see News Releases #07-12, 13, 18, 19 and 24).

Table 1

2007 Drilling Results, Hill Copper-Zinc Project (South Courtland Area)

Drill Hole	From	To	Length	Zinc	Copper	Silver
BR07-20	325 ft	380 ft	55 ft	2.16%	0.12%	1.8 gm/MT*
	515 ft	595 ft	80 ft	1.55%	0.09%	1.6 gm/MT

BR07-21	455 ft	560 ft	105 ft	0.81%	0.07%	1.7 gm/MT
Including:	455 ft	475 ft	20 ft	2.58%	0.05%	2.0 gm/MT

Also:	495 ft	560 ft	65 ft	0.51%	0.10%	2.0 gm/MT

BR07-22	420 ft	460 ft	40 ft	0.59%	0.18%	1.9 gm/MT

BR07-23	540 ft	600 ft	60 ft	0.73%	0.08%	2.6 gm/MT

* grams per metric tonne (which equals parts per million)

The Company's geologists are very encouraged by the continuity of the zinc mineralization along strike in this set of drill results.

Hole BR07-23 bottomed in ore-grade material, with the final five-foot interval grading 0.98% zinc and 3 grams of silver per metric ton; the Company plans to re-drill and deepen this hole during 2008.

Review Of Accomplishments During 2007 At Hill Copper-Zinc Project

Over the past year, the Company has increased its land position in the Turquoise Mining District to more than 5,200 acres, consolidating a historic mining area with a long, documented history of profitable copper, zinc, gold and silver production.

Aurelio also completed nearly 20,000 feet of core and reverse circulation drilling, confirming prior drilling in the MAN area, and discovering a new copper and zinc ore zone at South Courtland, where mineralization outcrops at or very near the surface.

To date, more than 30 holes have been completed at South Courtland; an in-house resource estimate is being prepared for this mineralized area, which remains open along strike and at depth.

The Company also reported an independent resource estimate for the MAN area totaling 63,757,000 short tons at a copper-equivalent grade of 0.56% copper.

Aurelio Resources located and successfully acquired the historic drill core from Santa Fe Pacific Mining and Great Gray Resources' exploration programs in the MAN area, as well as core from eight holes drilled by Bear Creek Exploration in the Courtland and South Courtland areas. Much of this drill core was only assayed for copper; the Company continues to re-log, re-sample and re-assay this core for gold, silver, lead and zinc, adding the results to the company's exploration database. Aurelio anticipates that upon completion of this program, that the MAN, South Courtland and Courtland area resources will be significantly expanded.

About The Company

Aurelio Resource Corporation is a mineral exploration and development company focused on achieving mid-tier producer status. The Company's wholly-owned Hill Copper-Zinc Project, contains a number of potentially low-cost, bulk-tonnage, open-pit-mineable deposits close to surface containing significant amounts of copper, zinc, silver and gold. The Company recently announced an independent estimate of the mineralized material at the MAN Area of the Project totaling 63.8 million tons at an average grade of 0.56% copper-equivalent. Aurelio has also acquired the rights to explore, and an option to purchase, the Gavilanes gold porphyry deposit in Durango, Mexico.

On behalf of the Board of Directors of Aurelio Resource Corporation

Contacts:

Stephen Doppler Diane Dudley

President & CEO Investor Relations

303-795-3030 303-945-7273 (direct)

800-803-1371 303-945-7270 (fax)

For additional information, please visit our website (www.AurelioResource.com) and/or send an email to DianeD@AurelioResource.com.

Legal Notice Regarding Forward Looking Statements

Statements in this news release that are not historical are forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "aims", "potential", "goal", "objective", "prospective", and similar expressions, or that events or conditions "will" , "would", "may", "can", "could" or "should" occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Forward-looking statements in this news release include that our property contains a number of potentially low-cost, bulk-tonnage, open-pit-mineable deposits close to surface containing significant amounts of copper, zinc, silver and gold.

It is important to note that the Company's actual outcomes may differ materially from those statements contained in this press release. Factors which may delay or prevent these forward looking statements from being realized include misinterpretation of data; that we may not be able to keep our qualified personnel; that funds expected to be received may not be; that our estimates of mineral resources are inaccurate; uncertainties involved in the interpretation of drilling results and other tests and the estimation of resources; that we may not be able to get equipment or labor as we need it; that we may not be able to raise sufficient funds to complete our intended exploration, purchase, lease or option payments; that our applications to drill may be denied; that weather, logistical problems or hazards may prevent us from exploration; that analysis of data cannot be done accurately and at depth; that results which we have found in any particular location are not necessarily indicative of larger areas of our property; and that despite encouraging data there may be no commercially exploitable mineralization on our properties. Readers should refer to the risk disclosures outlined in the Company's most recent Form 10-KSB and Form 10-QSB filed with the Securities and Exchange Commission